Exhibit 99.1

3rd Quarter INTERIM REPORT TO SHAREHOLDERS for the nine months ended July 31, 2008

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions
The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On July 31, 2008, 97.6% of Central Fund's net assets were invested in gold and silver bullion. Of this bullion, 99.3% was in physical form and 0.7% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards
Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks, which insures its safekeeping.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Additional insurance against destruction, disappearance or wrongful abstraction is carried by Central Fund on its physical gold and silver bullion holdings.

Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the American Stock Exchange (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide readily quoted, liquid markets for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor. All expenses of handling, storage and insurance of bullion are paid by Central Fund. As well, there are no bullion assay charges to the shareholder upon the sale, redemption or liquidation of the Class A shares of Central Fund.

Third Quarter Report

Central Fund is currently 97.6% invested in gold and silver bullion. At July 31, 2008 Central Fund’s gold holdings were 892,051 fine ounces of physical bullion and 5,931 fine ounces of gold bullion certificates for a total of 897,982 fine ounces. Silver holdings were 44,637,905 ounces of physical bullion and 255,551 ounces of silver bullion certificates for a total of 44,893,456 ounces. Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer,
President
 August 18, 2008

Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.
Throughout this discussion, all currency amounts are in United States dollars.
Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding our objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which we believe are reasonable as of the current date. While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2007 annual MD&A), that could cause results to differ materially from what we currently expect. Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2008.

Outstanding Shares

There were 140,567,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2008.

Administrator, Administrative and Consulting Fees

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations - Change in Net Assets

Net assets increased by $410.1 million during the nine months ended July 31, 2008 as a result of the public offerings completed on March 5 and July 22, 2008 as well as increases in gold and silver prices.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$)
	July 31, 2008	Apr. 30, 2008	Jan. 31, 2008	Oct. 31, 2007
Unrealized appreciation (depreciation) of holdings (in millions)	$69.4	$(58.7)	$205.1	$152.2
Net income (loss) (in millions)	$68.2	$(60.0)	$204.1	$151.4
Net income (loss) per Class A share	$0.53	$(0.47)	$1.63	$1.33
Total Net Assets (in millions)	$1,647.6	$1,435.9	$1,441.7	$1,237.5

	July 31, 2007	Apr. 30,2007	Jan. 31, 2007	Oct. 31, 2006
Unrealized appreciation (depreciation) of holdings (in millions)	$(29.3)	$24.6	$74.0	$2.0
Net income (loss) (in millions)	$(30.1)	$23.7	$73.2	$1.2
Net income (loss) per Class A share	$(0.27)	$0.21	$0.67	$0.01
Total Net Assets (in millions)	$980.7	$1,010.8	$987.1	$836.3

Financial Results - Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets. However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of unrealized appreciation of holdings) for the three months ended July 31, 2008 was $68.2 million compared to a net loss (inclusive of unrealized depreciation of holdings) of $30.1 million for the comparative period in 2007. For the nine months ended July 31, 2008, the net income (inclusive of unrealized appreciation of holdings) was $212.3 million compared to $66.9 million for the same period in 2007. For both the three and nine month periods, virtually all the income or loss was due to unrealized appreciation (depreciation) respectively of holdings. Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion and increased bullion holdings. Administration fees increased to $2,444,251 from $1,876,888 for the nine months based on the increased assets under administration. Legal fees increased due to changes in accounting policies and regulatory requirements.

Expenses as a percentage of average month-end net assets for the nine-month period ended July 31, 2008 were 0.29%, compared to 0.33% for the same nine-month period in 2007. For the twelve months ended July 31, 2008, this expense ratio was 0.39% compared to 0.44% for the prior twelve-month period.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2008, Central Fund’s cash reserves increased by $12,509,160 to $40,040,033. This increase was a result of the cash portion retained from the proceeds of the public offerings completed on March 5 and July 22, 2008. This was offset by amounts used to pay expenses and the Class A share dividend. The Administrator and senior officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward-looking and Market Risk Observations

Changes in the market prices of gold and silver impact the net asset values of Central Fund and its shares. Assuming as a constant exchange rate the rate which existed on July 31, 2008 of Cdn. $1.0257 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.59 per share or Cdn. $0.60 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.56 per share or Cdn. $0.57 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.15 per share or Cdn. $1.17 per share.

Additional Information

This MD&A is dated August 18, 2008. Additional information relating to the Company, including its Annual Information Form and 2007 Annual Report, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31, 2008	October 31, 2007
Net assets:
Gold bullion, at market, average cost $461,023,618 (2007: $370,416,530) (Note 2)	$824,347,803	635,681,207
Silver bullion, at market, average cost $426,562,775 (2007: $336,022,132) (Note 2)	784,737,613	576,419,467
Cash	1,540,033	2,330,873
Interest-bearing cash deposits (Note 3)	38,500,000	25,200,000
Prepaid insurance, interest receivable and other	241,272	202,060
	1,649,366,721	1,239,833,607
Accrued liabilities (Note 6)	(1,737,495)	(1,063,139)
Dividends payable	-	(1,251,345)
Net assets representing shareholders’ equity	$1,647,629,226	1,237,519,123

Represented by:
Capital stock (Note 4) Class A shares issued: 140,567,713 (2007: 125,134,532)	$918,877,671	721,079,758
Common shares issued: 40,000	19,458	19,458
	918,897,129	721,099,216
Contributed surplus (Note 5)	7,245,650	10,762,435
Retained earnings inclusive of unrealized appreciation of holdings	721,486,447	505,657,472
	$1,647,629,226	1,237,519,123

Net asset value per share:
Class A shares	$11.72	9.89
Common shares	$8.72	6.89

Exchange rate: U.S. $1.00 = Cdn.	$1.0257	0.9499

Net asset value per share expressed in Canadian dollars:
Class A shares	$12.02	9.39
Common shares	$8.94	6.54

See accompanying notes to the financial statements.

On behalf of the Board:
“Douglas E. Heagle”	“Philip M. Spicer”
Director	Director

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31,		Three months ended July 31,
	2008	2007	2008	2007
Net assets at beginning of period	$1,237,519,123	836,328,606	$1,435,875,605	1,010,759,732
Add (deduct): Net income (loss)	212,312,190	66,857,969	68,202,262	(30,079,813)
Increase in Class A capital	197,797,913	77,493,344	143,551,359	-
Increase (decrease) in net assets during the period	410,110,103	144,351,313	211,753,621	(30,079,813)
Net assets at end of period	$1,647,629,226	980,679,919	$1,647,629,226	980,679,919

Statement of Income
(expressed in U.S. dollars, unaudited)
	Nine months ended July 31,		Three months ended July 31,
	2008	2007	2008	2007
Income:
Interest	$688,206	806,744	$183,323	268,648
Unrealized appreciation (depreciation) of holdings	215,828,975	69,262,872	69,423,469	(29,299,151)
	216,517,181	70,069,616	69,606,792	(29,030,503)
Expenses:
Administration fees (Note 6)	2,444,251	1,876,888	845,688	622,558
Safekeeping, insurance & bank charges	1,204,281	856,523	432,038	307,097
Shareholder information	137,977	123,555	21,891	18,048
Directors’ fees and expenses	101,093	95,860	34,547	33,643
Stock exchange fees (Note 7)	97,209	64,693	32,591	27,726
Legal fees (Note 6)	95,447	52,545	4,153	6,770
Accounting fees	61,462	83,684	10,066	12,879
Registrar and transfer agent fees	60,511	55,637	22,581	18,792
Miscellaneous	909	1,096	275	501
Foreign currency exchange loss	1,851	1,166	700	1,296
Total expenses	4,204,991	3,211,647	1,404,530	1,049,310
Net Income (loss) inclusive of unrealized appreciation(depreciation) of holdings	$212,312,190	66,857,969	$68,202,262	(30,079,813)
Net income (loss) per share:
Class A shares	$1.69	0.61	$0.53	(0.27)
Common shares	$1.69	0.61	$0.53	(0.27)

See accompanying notes to the financial statements..

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)
	Nine months ended July 31,		Three months ended July 31,
	2008	2007	2008	2007
Retained earnings: Balance at beginning of period	$505,657,472	284,167,904	$652,062,978	382,729,927
Net income (loss)	212,312,190	66,857,969	68,202,262	(30,079,813)
	717,969,662	351,025,873	720,265,240	352,650,114
Transferred from contributed surplus (Note 5)	3,516,785	2,404,903	1,221,207	780,662
Balance at end of period	$721,486,447	353,430,776	$721,486,447	353,430,776

See accompanying notes to the financial statements.

Notes to Financial Statements
For the nine months ended July 31, 2008
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2007 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

Effective November 1, 2007, the Company adopted CICA Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures, as to which see Forward-looking and Market Risk Observations within the MD&A section of this report; and Section 3863, Financial Instruments - Presentation. The adoption of these standards did not affect the Company's net assets or its results of operations.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings at July 31, 2008, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	892,051	1,000 oz bar	44,637,905
Certificates	5,931	Certificates	255,551
Total fine ounces	897,982	Total ounces	44,893,456

Market Value:	Per Fine Ounce	Per Ounce
July 31, 2008	U.S. $ 918.00	U.S. $ 17.48
October 31, 2007	U.S. $ 789.50	U.S. $ 14.32

3.	Interest-bearing cash deposits:

As at July 31, 2008, the Company held five U.S. dollar fixed deposits with a Schedule I Canadian Bank: $7,000,000 at a rate of 2.10% with a maturity date of August 15, 2008; $11,000,000 at a rate of 2.08% with a maturity date of August 22, 2008; $3,500,000 at a rate of 2.30% with a maturity date of September 30, 2008; and $10,000,000 and $7,000,000 both at a rate of 2.45% with a maturity date of October 31, 2008.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

There were 140,567,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at July 31, 2008.

On March 5, 2008, the Company, through a public offering, issued 4,318,181 Class A shares for proceeds of $54,719,990 net of underwriting fees of $2,280,000. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $54,219,990. The Company used the net proceeds from this public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,399,666 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On July 22, 2008, the Company, through a public offering, issued 11,115,000 Class A shares for proceeds of $144,050,400 net of underwriting fees of $6,002,100. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $143,450,400. The Company used the net proceeds from this public offering to purchase 67,397 fine ounces of gold at a cost of $66,287,788 and 3,369,900 ounces of silver at a cost of $66,039,619, both in physical bar form. The balance of $11,122,993 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.	Contributed Surplus and Retained Earnings:

Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation of holdings and on the payment of the Class A shares’ stated dividend per share. Accordingly, for the nine months ended July 31, 2008, $3,516,785 (2007: $2,404,903) has been transferred from contributed surplus, representing the net loss before unrealized appreciation of holdings for the nine months then ended. These quarterly adjustments do not affect the net asset value of the Company.

6.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at July 31, 2008, is $294,951 (2007: $208,547) which relates to the July administration fee payable to the Administrator.

For the nine months ended July 31, 2008, the Company incurred fees totaling $87,370 (2007: $42,147) to legal firms to which one of the Company’s directors is counsel and of which one of the Company’s directors is a partner, and $2,444,251 (2007: $1,876,888) to the Administrator, the Central Group Alberta Ltd. The Board is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

7.	Stock exchange fees:

Stock exchange fees of $97,209 for the nine months ended July 31, 2008 consist of Toronto Stock Exchange fees of $63,047 and American Stock Exchange fees of $34,162. These amounts represent approximately 9 months of the 12 month annual fee for the Toronto Stock Exchange and for the American Stock Exchange. The amount of $64,693 for the same period in 2007 represents only 7 months of the total 2007 annual fees for the Toronto Stock Exchange and the American Stock Exchange.

8.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company.

Market fluctuations are unpredictable and outside the control of the Company. See Forward-looking and Market Risk Observations within the MD&A section of this report. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

9.	Financial Highlights:

	Nine months ended July 31,		Three months ended July 31,
	2008	2007	2008	2007
Class A per share performance:
Net asset value per share at beginning of period	$9.89	7.99	$11.09	8.92
Net loss before unrealized appreciation (depreciation) of holdings	(0.03)	(0.02)	(0.01)	(0.01)
Unrealized appreciation (depreciation) of holdings - gold	0.78	0.39	0.27	(0.07)
Unrealized appreciation (depreciation) of holdings - silver	0.94	0.24	0.27	(0.19)
Total increase (decrease) (1)	1.69	0.61	0.53	(0.27)
Net asset value per share at end of period	$11.72	8.65	$11.72	8.65
Total return (2)	18.5%	8.3%	5.7%	(3.0)%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.29%	0.33%	0.09%	0.11%
Net loss before unrealized appreciation (depreciation) of holdings (2)	0.24%	0.25%	0.08%	0.08%

(1) This table is not meant to be a reconciliation of opening to ending NAV.
(2) Ratios not annualized.

10.	Canadian and United States generally accepted accounting principles:

There are no differences between United States and Canadian generally accepted accounting principles which would require reconciliation in the financial statements of Central Fund.

The Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), is effective for the Company, in 2008.  Under FIN 48, the Company would recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  As a result, no differences are identified between the US and Canadian generally accepted accounting principles with respect to the impact of the requirements of FIN 48 on the financial statements of the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively. In connection with the requirement of this standard, Central Fund’s policy and practice is to utilise only broadly quoted market values (Level 1 inputs) at all times when valuing its assets. As a result, no differences are identified between the US and Canadian general accepted accounting principles with respect to the impact of the requirements of SFAS 157 on the financial statements of the Company when implemented.

Corporate Information

Directors
John S. Elder, Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman, Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)

Officers
Philip M. Spicer, Chairman
Dale R. Spackman, Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder, Q.C., Secretary
Catherine A. Spackman CMA, Treasurer
Teresa E. Poper, Assistant Treasurer

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance Committee
(E)	-	Member of Executive Committee
(I)	-	May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	-	Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada

Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce

Legal Counsel Dorsey & Whitney LLP, Toronto Fraser Milner Casgrain LLP, Toronto Parlee McLaws LLP, Calgary	Registrar and Transfer Agents CIBC Mellon Trust Company, Calgary, Montreal, Toronto and Vancouver Mellon Investor Services LLC, New York

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com E-mail: info@centralfund.com

Net Asset Summary at July 31, 2008

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbols	Newspaper Quote Symbols
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com. The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):
■	Barrons
■	New York Times
■	Wall Street Journal

In Canada (figures published in Canadian $):
■	National Post: Financial Post Section
■	The Globe and Mail: Report on Business